SECURIT 05039662 MISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC MAIL PROCESSING RECEIVED MAR 1 5 2005 WASH SECTION

SEC FILE NUMBER
8-50314

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

EPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

AME OF BROKER DEALER:

Aristeia Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

DDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

381 Fifth Avenue, 6th Floor
(No. and Street)

New York	**New York**	**10016**
(City)	(State)	(Zip Code)

JAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert H. Lynch, Jr. **(212) 842-8900**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

NDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	**New York**	**New York**	**10017**
(Address)	(City)	(State)	(Zip Code)

PROCESSED MAR 3 1 2005 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/29/05

OATH OR AFFIRMATION

I, **Robert H. Lynch, Jr.**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Aristeia Trading, LLC**, as of **December 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

[signature]

Signature

Managing Member of the Manager,
Aristeia Advisors, LLC

Title

[signature]

ALISON J. LANDGRAF
Notary Public, State of New York
No. 01-LA6102816
Qualified in New York County
Commission Expires 12/28/20 07

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Statement Regarding the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aristeia Trading, LLC

Statement of Financial Condition

December 31, 2004

Aristeia Trading, LLC

Contents

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

The Member of
Aristeia Trading, LLC
New York, New York

We have audited the accompanying statement of financial condition of Aristeia Trading, LLC (a limited liability company), including the condensed schedule of investments, as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aristeia Trading, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

February 18, 2005

Aristeia Trading, LLC

Statement of Financial Condition

December 31, 2004

Assets	
Investments in securities, at fair value (cost – $214,824,225) (Notes 1, 2 and 5)	**$240,243,178**
Due from brokers (Note 2)	**224,846,379**
Deposits for securities borrowed (Note 5)	**63,600,652**
Accrued interest and dividends	**1,710,849**
Other assets	**15,000**
	$530,416,058
Liabilities and Member's Equity	
Liabilities:	
Securities sold, not yet purchased, at market value (proceeds - $311,234,129) (Notes 1, 2 and 5)	**$311,057,060**
Accrued expenses and other liabilities	**1,455,683**
Due to related parties (Note 4)	**75,432**
Total liabilities	**312,588,175**
Commitments and contingencies (Notes 1, 2, 3 and 5)	
Member's equity (Note 3)	**217,827,883**
	$530,416,058

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

December 31, 2004

Number of shares or par value		% of member's equity	Fair value
	Investments in securities (110.28%):		
	Corporate bonds – long (64.85%):		
	Advertising	.59%	$ 1,291,950
	Automotive	1.52	3,309,863
	Computer Software & Services	7.17	15,614,042
	Consulting Services	1.91	4,166,862
	Drugs	1.30	2,828,559
	Electronics & Miscellaneous Technology	4.19	9,132,023
	Financial Services	1.74	3,780,742
	Healthcare	1.57	3,424,995
	Insurance	1.71	3,732,074
	Leisure	9.66	21,045,129
	Manufacturing	6.57	14,320,004
	Media	8.27	18,007,988
	Metals and mining	.54	1,181,714
	Telecommunications	3.10	6,742,376
	Transportation	10.51	22,896,468
	Utilities	4.50	9,812,437
	Total corporate bonds – long (cost $129,426,087)	64.85	141,287,226
	Common stock – long (29.16%):		
	Computer Software & Services	1.45	3,166,126
	Drugs	4.81	10,470,195
	Electronics & Miscellaneous Technology	4.90	10,684,366
	Financial Services	3.57	7,780,278
	Food	.52	1,131,497
	Healthcare	1.14	2,481,112
	Leisure	1.24	2,698,541

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

December 31, 2004

Number of shares or par value		% of member's equity	Fair value
	Investments in securities (110.28%) (continued):		
	Common stock – long (29.16%):		
	Manufacturing	**2.16%**	**$ 4,702,657**
	Media	**1.05**	**2,294,834**
	Medical	**.97**	**2,104,284**
	Metals & Mining	**2.21**	**4,809,648**
	Retail	**3.70**	**8,064,759**
	Telecommunications	**1.29**	**2,808,445**
	Utilities	**.15**	**317,564**
	Total common stock – long (cost $53,545,181)	**29.16**	**63,514,306**
	Preferred stock – long (12.64%):		
	Automotive	**3.53**	**7,690,925**
	Electronics & Miscellaneous Technology	**.23**	**492,446**
	Financial Services	**2.99**	**6,521,296**
	Telecommunications	**.22**	**478,390**
	Utilities	**5.67**	**12,344,164**
	Total preferred stock – long (cost $26,726,124)	**12.64**	**27,527,221**
	Options – long (3.63%):		
	Financial Services	**3.46**	**7,522,890**
	Telecommunications	**.01**	**32,335**
	Transportation	**-**	**2,250**
	Utilities	**.16**	**356,950**
	Total options – long (cost $5,126,833)	**3.63**	**7,914,425**
	Total investments in securities (cost $214,824,225)	**110.28%**	**$240,243,178**

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

December 31, 2004

Number of shares or par value		% of member's equity	Fair value
	Securities sold, not yet purchased (142.79%):		
	Corporate bonds – short (60.53%):		
	Chemicals	.39%	$ 859,516
	Computer Software & Services	2.26	4,924,153
	Drugs	9.49	20,681,017
	Electronics & Miscellaneous Technology	8.47	18,447,360
	Financial Services	4.80	10,461,989
	Food	.89	1,937,806
	Healthcare	3.07	6,678,237
	Leisure	1.93	4,205,192
	Manufacturing	6.97	15,179,684
	Media	2.15	4,679,269
	Medical	1.06	2,301,805
	Metals and Mining	4.05	8,829,945
	Retail	6.63	14,436,066
	Telecommunications	3.77	8,211,379
	Transportation	1.28	2,790,711
	Utilities	3.32	7,230,004
	Total corporate bonds – short (proceeds $127,381,106)	60.53	131,854,133
	Common stock – short (69.47%):		
	Advertising	.30	643,494
	Automotive	1.91	4,167,376
	Computer Software & Services	4.48	9,752,263
	Consulting Services	1.13	2,453,422
	Drugs	.48	1,044,058
	Electronics & Miscellaneous Technology	5.24	11,406,687
1,104,188	NASDAQ-100 Trust	20.23	44,073,664
	Other	6.12	13,337,577
	Healthcare	1.15	2,510,916
	Insurance	.71	1,543,707

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

December 31, 2004

Number of shares or par value		% of member's equity	Fair value
	Securities sold, not yet purchased (142.79%) (continued):		
	Common stock – short (69.47%) (continued):		
	Leisure	**5.30%**	**$ 11,549,845**
	Manufacturing	**3.37**	**7,349,037**
1,753,731	Sirius Satellite Radio Inc.	**6.13**	**13,363,430**
	Metals and mining	**.33**	**721,578**
	Telecommunications	**1.37**	**2,990,732**
	Transportation	**4.85**	**10,572,502**
	Utilities	**6.37**	**13,877,351**
	Total common stock – short (proceeds $155,317,398)	**69.47**	**151,357,639**
	Preferred stocks – short (.22%):		
	Automotive	**.08**	**165,071**
	Utilities	**.14**	**309,067**
	Total preferred stock – short (proceeds $932,389)	**.22**	**474,138**
	Options – short (.46%):		
	Media	**.09**	**188,130**
	Telecommunications	**.13**	**287,630**
	Transportation	**.21**	**454,860**
	Utilities	**.03**	**62,675**
	Total options – short (proceeds $1,174,629)	**.46**	**993,295**
	U.S. government obligations (12.11%):		
25,164,000	US Treasury 3.5% 11/15/09	**11.50**	**25,045,050**
	Other	**.61**	**1,332,805**
	Total US government obligations (proceeds $26,428,609)	**12.11**	**26,377,855**
	Total securities sold, not yet purchased (proceeds $311,234,129)	**142.79%**	**$311,057,060**

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

Business

Aristeia Trading, LLC ("Trading") is registered as a broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is an associate member of the American Stock Exchange, Inc. Trading operates under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii). Trading is a Delaware limited liability company that is a wholly-owned subsidiary of Aristeia Partners, L.P. ("Parent"). Aristeia Advisors, LLC ("Manager") is the general partner of the Parent.

Trading participates in a joint back office arrangement with a clearing broker and performs the majority of the Parent's trading activities.

Securities Transactions

Securities transactions and related expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the mean of the bid and ask prices supplied by market making broker-dealers at the close of business. Restricted securities, and other securities for which quotations are not readily available, are valued at fair value as determined by the Manager. The ability of issuers of debt securities held by Trading to meet their obligations may be affected by economic and political developments in a specific country or region. It is possible that the estimated value may differ significantly from the amount that might ultimately be realized in the near term, and the difference could be material. The resulting unrealized gains and losses are reflected in the statement of income.

Dividends are recorded on the ex-dividend date and interest is accrued in the period earned.

Deposits for Securities Borrowed

Deposits for securities borrowed transactions are collateralized financings. Deposits for securities borrowed transactions require the Company to deposit cash or other collateral with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained as necessary.

Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into US dollar amounts at the date of valuation. Purchases and sales of investment securities and income and expense items denominated in foreign currencies are translated into US dollar amounts on the respective dates of transactions.

The Company does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on securities in the statement of income.

Derivative Instruments

Trading's policy is to recognize all derivatives as either assets or liabilities in the statement of assets and liabilities and to measure those instruments at fair value. Market values for derivatives traded on a national exchange are based on quoted market prices. Fair values for over-the-counter derivative financial instruments are based on pricing models intended to approximate the amounts that would be paid to or received from a third party in settlement of the contracts. Factors taken into consideration include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the lives of the instruments.

Derivatives used for hedging purposes by Trading include swaps, purchased and written options.

Trading utilizes option contracts and warrants in connection with its trading activities. Option contracts provide a counterparty with the right, but not the obligation, to purchase or sell a financial instrument at a predetermined exercise price before or on an established date. As a writer of an option, Trading bears the risk of an unfavorable change in the price of the security underlying the written option. Warrants have characteristics similar to those of options in that the buyer has the right to purchase a financial instrument at a specific future date and price.

Trading utilizes equity and credit swap contracts as economic substitutes for investments in equity and credit securities. Equity swap and credit swap contracts are arrangements whose valuation and resultant gain or loss are based upon the market value fluctuations of an underlying equity security or an issuer's credit securities, respectively. Trading's equity swap contracts provide for cash settlements at the termination date of the contract.

Income Taxes

No income tax provision has been made in the accompanying financial statements since Trading is a limited liability company whose sole member, Aristeia Partners, LP, is required to report Trading's income (loss) on its income tax returns.

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Investments in Securities and Securities Sold, Not Yet Purchased

Investments in securities and securities sold, not yet purchased consist of:

	Investments in securities	Securities sold, not yet purchased
Corporate bonds	$141,287,226	$131,854,133
Preferred stocks	63,514,306	474,138
Common stocks	27,527,221	151,357,639
Options	7,914,425	993,295
U.S. Government obligations	-	26,377,855
	$240,243,178	$311,057,060

Securities sold, not yet purchased by the Company, may give rise to off-balance sheet risk. The Company may sell a security it does not own in anticipation of a decline in the fair value of that security. When the Company sells a security short, it must borrow the security sold short. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in amount, will be recognized upon the termination of a short sale. The Company has recorded this obligation in the financial statements at the December 31, 2004 fair value of these securities. There is an element of market risk in that, if the securities increase in value, it will be necessary to purchase the securities at a cost in excess of the price reflected in the statement of assets and liabilities.

2. Due from Brokers

Trading has prime brokerage agreements with four brokerage firms to carry its accounts. The brokers have custody of Trading's securities and, from time to time, cash balances which may be due from these brokers.

These securities and/or cash positions serve as collateral for any amounts due to brokers as well as collateral for securities sold short or securities purchased on margin. The securities and/or cash positions also serve as collateral for potential defaults of Trading.

Trading is subject to credit risk if the brokers are unable to repay balances due or deliver securities in their custody.

3. **Regulatory Net Capital Requirements**

Trading is subject to the provisions of the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, Trading had regulatory net capital of $133,580,358 and required regulatory net capital of $102,074. Trading's percentage of aggregate indebtedness to net capital was 1%.

4. **Related Party Transactions**

Aristeia Capital, LLC, the administrative manager for the Parent, provides certain operational services to Trading. The Parent pays certain professional fees and other expenses on Trading's behalf. At December 31, 2004, approximately $14,000 was due to Aristeia Capital, LLC and approximately $61,000 due to the Parent for such expenses.

5. **Collateral**

Under Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", Trading is required to disclose the market value of securities that have been pledged. Trading has pledged securities owned as collateral for securities borrowed to cover short positions. As of December 31, 2004, Trading has pledged $3,827,384 of investments in securities as collateral for securities borrowed.

BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker Dealer Claiming an Exemption for SEC Rule 15c3-3

The Member
Aristeia Trading, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of Aristeia Trading, LLC ("Company") for the period from January 1, 2004 to December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's

authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the ASE and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

February 18, 2005